Pricing Term Sheet

Filed Pursuant to Rule 433(d)

Registration Statement No. 333- 254615

May 7, 2024

Issuer:	Wisconsin Electric Power Company
Security:	5.00% Debentures due May 15, 2029
Principal Amount:	$350,000,000
Maturity:	May 15, 2029
Coupon:	5.00%
Initial Price to Public:	99.759% per Debenture
Yield to Maturity:	5.055%
Spread to Benchmark Treasury:	+60 basis points
Benchmark Treasury:	UST 4.625% due April 30, 2029
Benchmark Treasury Yield:	4.455%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2024
Redemption Provisions:	Prior to April 15, 2029 (the date that is one month prior to the maturity date, which is referred to herein as the “Par Call Date”), the Debentures will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Debentures, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	May 7, 2024
Expected Settlement Date:	May 14, 2024 (T+5)
Expected Ratings*(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)
CUSIP/ISIN:	976656 CQ9 / US976656CQ97
Joint Book-Running Managers:	BMO Capital Markets Corp.
BofA Securities, Inc.
TD Securities (USA) LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisionor withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com or TD Securities (USA) LLC toll-free at 1-855-495-9846.